Titan International, Inc.

2701 Spruce Street

Quincy, IL 62301

VIA EDGAR

July 11, 2018

Sherry Haywood

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re: Titan International, Inc.

Registration Statement on Form S-4

File No. 333-225442

Dear Ms. Haywood:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, in connection with the above-referenced registration statement (the “Registration Statement”) filed by Titan International, Inc., a Delaware corporation (the “Company”) and the Company’s 100% owned subsidiaries named in the Registration Statement (together with the Company, the “Co-Registrants”), the Co-Registrants hereby request that effectiveness under the Securities Act of 1933, as amended, of the Registration Statement be accelerated to 11:00 a.m. Eastern Daylight Time, July 17, 2018, or as soon thereafter as practicable.

Please do not hesitate to contact me at (217) 221-4389 or mike.troyanovich@titan-intl.com with any questions you may have concerning this request. In addition, please notify me when this request for acceleration has been granted.

Very truly yours,

Titan International, Inc.

Titan Wheel Corporation of Illinois

Titan Tire Corporation

Titan Tire Corporation of Bryan

Titan Tire Corporation of Freeport

/s/ Michael G. Troyanovich

Michael G. Troyanovich

General Counsel